Aquarius Cannabis, Inc.

2549 Cowley Drive

Lafayette, CO 80026

February 10, 2016

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Suzanne Hayes

Re:

Aquarius Cannabis Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed February 3, 2016

File No. 333-200932

Dear Ms. Hayes:

We are in receipt of your comment letter dated February 10, 2016 regarding the above referenced filing.  As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

Executive Compensation

Summary Compensation Table, page 40

1.

We note your response to prior comment 2.  In accordance with Instruction 2 to Item 402(n) of Regulation S-K, you should continue to disclose compensation awarded to your named executive officers for fiscal year 2013 in the Summary Compensation Table since such information was provided in your prior amended registration statement.  As such, please amend your registration statement to restore this information.

RESPONSE:  We respectfully submit to the Staff that we have revised our disclosure to restore the compensation awarded to our named executive officers for fiscal year 2013 in the Summary Compensation Table.

Signatures, page II-7

2.

Please amend your filing to include the signatures of at least a majority of the board of directors or persons performing similar functions as required by Instruction 1 to the Instructions to Signatures on Form S-1.

RESPONSE:  We respectfully submit to the staff that we have revised our disclosure to include the signatures of a majority of our board of directors.

Exhibit 5.1

3.

Please revise the legal opinion to state that counsel has examined all the necessary documents and has considered all relevant matters of fact and law that it deemed sufficient to render the opinion expressed in the exhibit.

RESPONSE:  The legal opinion has been revised to include the language stated in the above comment and is filed as Exhibit 5.1 to our disclosure.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

AQUARIUS CANNABIS, INC.

By:	/s/ Michael Davis Lawyer
Name: Michael Davis Lawyer
Title: Chief Executive Officer